Thomas G. Sategna
V.P. & Corporate Controller
PNM Resources
414 Silver Ave. SW
Albuquerque, NM 87102-3289
thomas.sategna@pnmresources.com
505.241.4615

October 14, 2014

Via EDGAR

James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PNM Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Response dated September 9, 2014
File No. 1-32462

Dear Mr. Allegretto:

This letter is in response to your correspondence dated October 1, 2014 containing your additional comment relating to our September 9, 2014 response letter. We have considered your comment and have included our response herein. When used in this letter, references to the “Company,” “we,” “us,” and “our” refer to PNM Resources, Inc. We have used other acronyms in this letter in the same context as defined in the documents referred to in your comments.

We acknowledge the following in our responses to the SEC’s comment:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 14, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

(4) Regulatory Assets and Liabilities, page B-42

1.
We have read your response to comment 2 of our letter dated August 25, 2014. Explain to us how you reached the conclusion that the deferred coal and corporate headquarters consolidated costs were probable of recovery. Tell us whether you have a rate order or otherwise explain to us what evidence you considered in reaching the conclusion that such regulatory assets are probable of recovery.

Response:

Deferred Coal Costs

The Company’s subsidiary, Public Service Company of New Mexico (“PNM”), is primarily regulated by the New Mexico Public Regulation Commission (“NMPRC”). PNM operates the coal-fired San Juan Generating Station (“SJGS”) and coal for SJGS is supplied under an Underground Coal Sales Contract ("Coal Contract"). The contract miner uses a methodology known as long-wall mining to extract coal from panels within the mine. Periodically, the long-wall mining equipment is moved to another panel in the mine. During the 30 to 45 days it takes to move the equipment and begin mining in the new panel, no coal is delivered to PNM. However, the Coal Contract requires PNM to compensate the contract miner for its costs during the move period. The costs PNM incurs under the Coal Contract are passed through to its customers by a rider known as a fuel and purchased power adjustment clause (“FPPAC”).

When the FPPAC was approved by the NMPRC, there was concern that there would be volatility in customers’ bills resulting from costs incurred during periods of long-wall moves. Accordingly, in Case No. 08-00092-UT issued in May 2008, the NMPRC ordered PNM to defer the costs associated with the long-wall moves and any other similar costs and recover the deferred costs from customers over the periods in which the customers receive the benefit.  Since this regulatory asset represents the deferral of costs and recovery of those costs from customers pursuant to a specific order of the NMPRC, PNM concluded that the recovery of the regulatory asset was probable.

Corporate Headquarters Consolidation Costs

In previous ratemaking proceedings for PNM, the NMPRC has consistently applied a cost/benefit test to PNM requests for recovery from customers of certain costs or losses incurred that had not previously been included in the rate-making process. For example, PNM has on occasion incurred losses upon re-acquisition of its own outstanding debt instruments. If PNM can demonstrate that customers benefit from the re-acquisition by showing that amounts to be recovered from customers for the cost of the new debt and the loss incurred are less than the cost of the prior debt, the NMPRC allows deferral of the loss on re-acquisition as a regulatory asset to be recovered through the rate-making process. The NMPRC has made similar determinations for costs of business improvement initiatives, including severance costs, and voluntary contributions to PNM’s pension plan.

October 14, 2014

In 2012, the Company consolidated its corporate headquarters.  Costs associated with the headquarters consolidation included accelerated amortization of leasehold improvements and relocation costs. PNM determined that future reductions in occupancy costs, which will be recovered from customers, will exceed the consolidation costs incurred. Therefore, similar to the above examples, there is an overall net benefit to customers as a result of the corporate headquarters consolidation. Accordingly, PNM concluded, based on regulatory precedent in prior PNM proceedings, that recovery in future rate proceedings of the portion of the consolidation costs attributable to PNM is probable and deferred these costs as a regulatory asset. PNM anticipates filing a rate case with the NMPRC before the end of 2014 that will include recovery of these costs.

The Company has discussed the regulatory assets discussed above with its independent auditors, KPMG LLP, and has provided them with a draft of this response. KPMG LLP has indicated that they concur with the Company’s conclusion that the regulatory assets are probable of recovery.

We hope that this response provides you all the information you need. If you have further questions, you can contact me or Charles Moore, Associate General Counsel, at (505) 241-4935.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller

cc: Robert Babula, Staff Accountant
Charles N. Eldred, Executive Vice President and Chief Financial Officer, PNMR
Kevin Hughes, Partner, KPMG LLP